SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.


                                 FORM 11-K
                               ANNUAL REPORT

                     Pursuant to Section 15(d) of the
                      Securities Exchange Act of 1934




(Mark One):

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
          For the fiscal year ended December 31, 1993.

                                    OR

[    ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
          For the transition period from __________________ to
          ___________________.

Commission file number    1-1363

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         EnviroSource, Inc. Savings Plan


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         EnviroSource, Inc.
                         Five High Ridge Park
                         P.O. Box 10309
                         Stamford, CT  06904-2309

Audited Financial Statements and Schedules

     The following statements and schedules of the EnviroSource, Inc. Savings Plan are included in this report:

     Audited Financial Statements

          Report of Independent Auditors

          Statements of Net Assets Available for Plan Benefits

          Statements of Changes in Net Assets Available for Plan
          Benefits

          Notes to Financial Statements


     Schedules

          Assets Held for Investment

          Transactions or Series of Transactions in Excess of Five Percent of the Current Value of Plan



Exhibits

     The following exhibit is filed herewith:

          24.1      Consent of Independent Auditors

                     Report of Independent Auditors


The Savings Plan Administrative Committee
EnviroSource, Inc.

We have audited the accompanying statements of assets available for plan benefits of the EnviroSource, Inc. Savings Plan as of December 31, 1993 and 1992, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan at December 31, 1993 and 1992, and the changes in its assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1993 and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.



                                        ERNST & YOUNG

Philadelphia, Pennsylvania
April 19, 1994

STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS

ENVIROSOURCE, INC. SAVINGS PLAN

                                             December 31,
                                          1993          1992

ASSETS
 Investments at fair value:
   Mutual funds                      $ 10,305,484  $  9,300,165
   EnviroSource, Inc. common stock      1,368,773     1,509,907
   Loans to participants                  432,808       486,208
                                     ------------  ------------
                                       12,107,065    11,296,280
 Receivables:
   Employee contributions                  38,928        34,542
   Employer contributions                  18,433        15,489
   Other                                    7,975         7,211
                                     ------------  ------------
                                           65,336        57,242
                                     ------------  ------------

         ASSETS AVAILABLE FOR
                PLAN BENEFITS        $ 12,172,401  $ 11,353,522
                                     ============  ============




See notes to financial statements.

STATEMENTS OF CHANGES IN ASSETS AVAILABLE
  FOR PLAN BENEFITS

ENVIROSOURCE, INC. SAVINGS PLAN


                                        Year Ended December 31,
                                          1993           1992

Contributions:
  Employer                           $   577,605   $   543,586
  Employee                             1,155,466     1,154,792
                                     -----------   -----------
               TOTAL CONTRIBUTIONS     1,733,071     1,698,378

Investment Income:
  Interest                                48,908        49,918
  Dividends                              634,286       508,506
  Net realized and unrealized
    (depreciation)/appreciation
    in fair value of investments        (131,559)      984,551
                                     -----------   -----------
           TOTAL INVESTMENT INCOME       551,635     1,542,975


Withdrawals                           (1,468,151)   (1,804,426)

Transfer of participants' assets
  to the EnviroSource, Inc.
  Profit Sharing Plan, effective
  January 1, 1992                            -0-      (878,988)
Merger of net assets from the IU
  Truckload, Inc. Plan, effective
  December 31, 1992                          -0-        23,218
Transfer of participants' assets
  from other plans                         2,324           -0-
                                     -----------   -----------
      INCREASE IN ASSETS AVAILABLE
                 FOR PLAN BENEFITS       818,879       581,157


Assets available for plan benefits
  at beginning of year                11,353,522    10,772,365
                                     -----------   -----------
         ASSETS AVAILABLE FOR PLAN
           BENEFITS AT END OF YEAR   $12,172,401   $11,353,522
                                     ===========   ===========



See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

ENVIROSOURCE, INC. SAVINGS PLAN

DECEMBER 31, 1993

NOTE A - DESCRIPTION OF PLAN

The following brief description of the EnviroSource, Inc. Savings
Plan (the Plan) is provided for general information.
Participants should refer to the Plan document for more complete information.

The EnviroSource, Inc. Savings Plan is a defined contribution plan available to all salaried and certain hourly, nonunion employees of EnviroSource, Inc. (the Company) and other participating employers that have completed one year of service as defined by the Plan document. Other participating employers and affiliates of the Company are: International Mill Service, Inc., Conversion Systems, Inc., Imsamet of Idaho, Inc., McGraw Construction Company, Inc., IU Truckload, Inc. and the Company's Imsamet Division. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 and the provisions of Section 401(k) of the Internal Revenue Code.

Eligible employees may make tax-deferred contributions of 2% to 6% of their base salary, with the participating employer contributing an amount equal to 50% (100% if the contribution is invested in the EnviroSource Stock Fund) of such contributions subject to certain limitations. Employees may make additional tax-deferred contributions of 1% to 6% of their base salary without further contributions by the participating employer up to the annual limit prescribed by the Internal Revenue Code. Employees may also make additional contributions to the Plan, subject to certain limitations, which are not tax deferred. The Plan allows a participant to transfer to the Plan the entire amount received as a distribution from another qualified trust or individual retirement program with certain restrictions.

Contributions are invested as directed by the employee in various eligible investment funds. Interest, dividends and other income earned by each of the investment funds are reinvested in the same funds. Separate accounts are maintained for each participant. Participants have a nonforfeitable interest in 100% of the amount of contributions they make. Generally, participants become 100% vested in the amount of matching contributions made by participating employers upon the earlier of age 65, death or disability, termination of the Plan, discontinuance of matching contributions by participating employers or completion of five years of qualifying service. Participants with less than five years of qualifying service become 20% vested in the matching accounts for each year of qualifying service. Formerly terminated participants, upon their re-hire within a period of time following the initial termination as outlined in the Plan, may have their forfeited benefits restored. Forfeitures of matching accounts by participants not fully vested at their termination are used to fund benefits required to be restored and the excess, if any, is used to reduce the employer's obligation to make matching deposits.

Following termination, participants receive lump-sum distributions unless they elect to receive annual benefits over a ten year period. Distributions paid to participants that have not reached age 65 require the consent of the participant. Participant accounts with balances less than $3,500 will be distributed as a lump sum without the participant's consent.

A qualified participant may request a loan once in any 12-month period subject to the approval of the Plan's Administrative Committee. The amount of loans outstanding at any time for a participant may not exceed 50% of the vested balance in the participant's account or $50,000. The loans are payable over a period of up to five years unless otherwise specified and bear interest on the unpaid principal at prevailing market rates for similar types of loans. The interest rate, periodically adjusted by the Administrative Committee, was 8% at December 31, 1993.

Under certain circumstances, participants may withdraw amounts in accounts established for their contributions subject to suspension from participation in the Plan for periods specified by the Plan. Vested, matching account balances may not be withdrawn until the participant reaches age 59-1/2. The Plan's Administrative Committee may permit participants to withdraw any amounts in their accounts in the event of an immediate and heavy financial need without suspension from the Plan up to the amount necessary to satisfy such financial need.

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, participants are fully vested in the amount previously credited to their accounts and such amounts will be distributed to them, as described in the Plan.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Investments

Investments in mutual funds are stated at the quoted net asset values of the respective funds. Investments in EnviroSource, Inc. common stock are stated at the quoted market price.

Administrative Expenses

Administrative expenses incurred in the operation of the Plan are paid by the Plan unless the Company, at its discretion, determines that these expenses should be paid by the Company. Presently, such expenses are borne by the Company and, therefore, are not reflected in the accompanying financial statements.

NOTE C - INVESTMENTS IN MUTUAL FUNDS


                                               1993                    1992
                                        Shares     Fair Value    Shares     Fair Value

Investments (at net asset value)

Vanguard Money Market Trust:
     Prime Fund                       3,871,149  $ 3,871,149   4,272,449   $ 4,272,449

Vanguard Fixed Income Securities
  Funds:
     Bond Market Fund                    43,254      437,324      28,469       281,873
     Investment Grade Bond Fund             -0-          -0-        342          3,036

Vanguard Equity Funds:
     Wellesley Income Fund               69,002    1,332,230     55,751      1,012,829
     Windsor Fund                       335,119    4,664,781    292,726      3,729,978
                                                 -----------               -----------
                                                 $10,305,484               $ 9,300,165
                                                 ===========               ===========

NOTE D - CHANGES IN ASSETS

                                    Participant Directed Investment Options

                                       Vanguard Fixed Income            Vanguard
                                          Securites Funds             Equity Funds

                            Vanguard    Investment    Bond      Wellesley
                             Prime      Grade Bond   Market      Income        Windsor
                              Fund         Fund       Fund        Fund          Fund

Assets at
 January 1, 1992          $ 5,221,905     $  -0-   $  338,089   $ 801,289    $ 3,378,614
Net assets from/(to)
 other plans                 (286,071)     3,036     (176,709)    (48,989)      (102,366)
Contributions                 556,088        -0-       76,449     202,886        435,890
Investment and
 loan income                  171,046        -0-       21,536      72,569        243,355
Net realized and
 unrealized gain (loss)           -0-        -0-        4,115      14,538        294,605
Withdrawals                  (780,632)       -0-     (145,636)   (152,231)      (593,780)
Transfers                    (588,803)       -0-      166,817     129,607         89,216
                          -----------    -------   ----------  ----------    -----------
Assets at
 December 31, 1992          4,293,533      3,036      284,661   1,019,669      3,745,534
Net assets from
 other plans                      -0-        -0-          -0-       1,162          1,162
Contributions                 406,774        -0-       84,350     233,516        454,552
Investment and
 loan income                  116,795        -0-       27,959      98,879        390,151
Net realized and
 unrealized gain (loss)           -0-        -0-        3,327      60,725        351,975
Withdrawals                  (915,337)       -0-      (34,499)    (55,491)      (287,926)
Transfers                     (12,722)    (3,036)      74,904     (16,515)        28,188
                          -----------    -------   ----------  ----------    -----------
Assets at
 December 31, 1993        $ 3,889,043    $   -0-   $  440,702  $1,341,945    $ 4,683,636
                          ===========    =======   ==========  ==========    ===========

                                  ------------
                                                   Total
                                                 Participant
                                                  Directed
                                  EnviroSource   Investment    Participant
                                   Stock Fund      Options        Loans        Total

Assets at
 January 1, 1992                   $   558,613   $10,298,510   $  473,855   $10,772,365
Net assets from/(to)
 other plans                          (170,194)     (781,293)     (74,477)     (855,770)
Contributions                          427,065     1,698,378          -0-     1,698,378
Investment and
 loan income                               -0-       508,506       49,918       558,424
Net realized and
 unrealized gain (loss)                671,293       984,551          -0-       984,551
Withdrawals                            (78,095)   (1,750,374)     (54,052)   (1,804,426)
Transfers                              112,199       (90,964)      90,964           -0-
                                   -----------   -----------  -----------   -----------
Assets at
 December 31, 1992                   1,520,881    10,867,314      486,208    11,353,522
Net assets from
 other plans                               -0-         2,324          -0-         2,324
Contributions                          553,879     1,733,071          -0-     1,733,071
Investment and
 loan income                               502       634,286       48,908       683,194
Net realized and
 unrealized gain (loss)               (547,586)     (131,559)         -0-      (131,559)
Withdrawals                           (133,912)   (1,427,165)     (40,986)   (1,468,151)
Transfers                               (9,497)       61,322      (61,322)          -0-
                                   -----------   -----------  -----------   -----------
Assets at
 December 31, 1993                 $ 1,384,267   $11,739,593   $  432,808   $12,172,401
                                   ===========   ===========  ===========   ===========

NOTE E - FEDERAL INCOME TAXES

The Plan is qualified under Section 401(a) of the Internal Revenue Code and thus is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code. The Plan will on a timely basis request a new favorable tax determination letter from the Internal Revenue Service.


NOTE F - PLAN MERGER

Effective April 1, 1994, the Envirosafe Services, Inc. Savings Plan was merged into the Plan. All assets of the Envirosafe Services Plan, which had a fair value at that date of $2,528,917, were transferred into the Plan and were credited to the accounts of the participants transferred to the Plan.


                                                                                              Schedule I
ASSETS HELD FOR INVESTMENT
ENVIROSOURCE, INC. SAVINGS PLAN

December 31, 1993

Identity of Issue        Description of Investment     Shares       Cost      Fair Value

Vanguard Money
 Market Trust:
    Prime Fund         Registered Investment Shares   3,871,149  $3,871,149  $ 3,871,149
Vanguard Fixed Income
 Securities Fund:
    Bond Market Fund   Registered Investment Shares      43,254     429,072      437,324

Vanguard Equity Funds:
 Wellesley Income Fund Registered Investment Shares      69,002   1,216,918    1,332,230
 Windsor Fund          Registered Investment Shares     335,119   4,244,428    4,664,781

EnviroSource, Inc.
 Common Stock          Common Stock                     399,927   1,412,988    1,368,773

Loans to Participants  Range of Interest Rates
                       from 11% to 8%                                   -0-      432,808
                                                                -----------  -----------
                                                                $11,174,555  $12,107,065
                                                                ===========  ===========

Note - EnviroSource, Inc. is a party-in-interest to the Plan.

                                                        Schedule II
TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF
  FIVE PERCENT OF THE CURRENT VALUE OF PLAN

ENVIROSOURCE, INC. SAVINGS PLAN

Year Ended December 31, 1993


Category (III) - Series of Transactions in excess of 5% of Plan
Assets


Description of asset       Purchases       Sales         Gain

Vanguard Money Market
  Prime Fund
   115 Purchases and
    57 Sales              $ 1,018,295    $ 1,770,498  $     (12)

Wellesley Income Fund
   111 Purchases and
    29 Sales                  661,975        254,820     29,843

Windsor Fund
   110 Purchases and
    41 Sales                1,284,725        512,566     61,043

EnviroSource Stock Fund
    92 Purchases and
    26 Sales                  615,770        176,197     13,277



There were no category (I), (II) or (IV) reportable transactions in 1993.

                                   SIGNATURES

  The Plan.  Pursuant to the requirements of the Securities
Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                        ENVIROSOURCE, INC. SAVINGS PLAN




                        By: /S/  JAMES C. HULL
                            James C. Hull
                            Member of the EnviroSource, Inc.
                             Savings Plan Administrative
                             Committee




Dated:  May 27, 1994

                      EXHIBIT INDEX


  Number                Exhibit                  Page

   24.1  -    Consent of Independent Auditors    EX-24.1